Exhibit 99.2

ALGOMA STEEL GROUP INC.
(the "**Company**")

Annual Meeting
June 24, 2025 at 10:00 AM (Canada/Eastern Standard)
https://virtual-meetings.tsxtrust.com/1768 Password: algoma2025 (case sensitive)
(the "**Meeting**")

ALGOMA STEEL INC.

Voting Instructions - Guidelines and Conditions

The Company is providing you the enclosed proxy-related materials for their securityholder Meeting. Your name, address and information about your security holdings have been obtained in accordance with applicable securities regulations from the intermediary holding them on your behalf (which is identified by name, code or identifier in the information on the top right corner on the reverse). The Voting Instruction Form ('VIF') is to enable your vote to be submitted on the stated matters. Please complete, sign, date and return the VIF. Unless you appoint yourself or a delegate to attend the Meeting and vote, your securities can be voted only by Management Nominees in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions. In order for these securities to be voted at the Meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS. YOUR VOTING INSTRUCTIONS MUST BE RECEIVED NO LATER THAN THE FILING DEADLINE NOTED ON THE REVERSE OF THE VIF OR THE EQUIVALENT TIME BEFORE THE TIME AND DATE OF ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING.

Voting Instructions and Authority - Notes

1. **THIS VOTING INSTRUCTION FORM IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY.**
2. If you appoint the Management Nominees indicated on the reverse to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendation highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.
3. The appointment of the Management Nominees or another Appointee gives them discretion to vote on any other matters that may properly come before the Meeting.
4. If internet voting is available, you can provide your voting instructions on the website (see "Internet" section under "Voting Method").
5. To be valid, this VIF must be signed. Please date the VIF. If the VIF is not dated, it is deemed to bear the date of mailing to the securityholders of the Company.
6. **This form does not convey any right to vote in person at the Meeting. We urge you to read the above instructions, and the Information Circular prior to completing, signing and returning the VIF so that your securities can be voted. If you want to attend the Meeting and vote in person, write your name in the place provided for that purpose on the reverse of this form. You can also write the name of someone else whom you wish to attend the Meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, contact your advisor.**
7. Guidelines for proper execution of the VIF are available at www.stac.ca. Please refer to the Proxy Protocol.

Notice-and-Access

The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management's discussion and analysis, on a website in addition to SEDAR+. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution on the reverse. You should review the Information Circular before voting.

ALGOMA STEEL GROUP INC. has elected to utilize notice-and-access and provide you with the following information:
Meeting materials are available electronically at www.sedarplus.ca and also at https://docs.tsxtrust.com/2329.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869. In order to receive a paper copy in time to vote before the Meeting, your request should be received by June 13, 2025.

VOTING METHOD	
Internet	Go to www.voteproxyonline.com and enter the 12 digit control number
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company 301-100 Adelaide Street West Toronto, Ontario, M5H 4H1

For assistance, please contact TSX TRUST INVESTOR SERVICES.

Mail:	301 - 100 Adelaide Street West Toronto, ON, M5H 4H1
Tel:	1-866-600-5869
Email:	tsxtis@tmx.com

TMX TSX TRUST

VOTING INSTRUCTION FORM ("VIF")

ALGOMA STEEL GROUP INC.
(the "**Company**")

CONTROL NUMBER: «CONTROL_NUMBER»

Annual Meeting
June 24, 2025 at 10:00 AM
(Canada/Eastern Standard)
https://virtual-meetings.tsxtrust.com/1768
Password: algoma2025 (case sensitive)

SECURITY CLASS: Common Shares | **RECORD DATE: May 5, 2025** | **FILING DEADLINE FOR PROXY: June 20, 2025 at 10:00 AM (Canada/Eastern Standard)**

APPOINTEES

The undersigned hereby appoints **Michael Garcia,** whom failing **Rajat Marwah,** (the "Management Nominees") or instead of any of them, the following Appointee

PLEASE PRINT APPOINTEE NAME

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with the voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS - VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors	**FOR**	**WITHHOLD**
A) Mary Anne Bueschkens	☐	☐
B) Sean Donnelly	☐	☐
C) Michael Garcia	☐	☐
D) James Gouin	☐	☐
E) Andy Harshaw	☐	☐
F) Sanjay Nakra	☐	☐
G) Melinda J. Newman	☐	☐
H) Eric S. Rosenfeld	☐	☐
I) Gale Rubenstein	☐	☐
J) David D. Sgro	☐	☐

2. Appointment of Auditor	**FOR**	**WITHHOLD**
Appointment of Deloitte LLP, Chartered Accountants as Auditor of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

3. "Say on Pay" Advisory Resolution	**FOR**	**AGAINST**
The advisory resolution on the Company's approach to executive compensation as disclosed in the Company's management information circular dated May 1, 2025.	☐	☐

The VIF revokes and supersedes all earlier dated VIF and **MUST BE SIGNED**

PLEASE PRINT NAME

Signature of registered owner(s) Date(MM/DD/YYYY)

☐ **Interim Financial Statements** – Mark this box if you would like to receive Interim Financial Statements and Management's Discussion and Analysis.

☐ **Annual Financial Statements** – Mark this box if you would like to receive Annual Financial Statements and Management's Discussion and Analysis.

If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions. If the cut-off time has passed, please fax this side to 416-595-9593

☐ Check this box if you wish to receive the selected **financial statements** electronically (optional on the Issuer providing via email)

EMAIL

By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following: https://www.tsxtrust.com/consent-to-electronic-delivery?lang=en